Press Release

GreenPower Improves Balance Sheet by $6.8 Million

Los Angeles, California, November 20, 2025 - GreenPower Motor Company Inc. (NASDAQ: GP) ("GreenPower" or the "Company") a leading manufacturer and distributor of all-electric, purpose-built, zero-emission medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector, today announced that it has entered into an agreement whereby more than $6 million in deposits that had been made to GreenPower for the manufacture of EV Star Cab & Chassis will be retained by GreenPower with no further obligation to deliver vehicles.

GreenPower received advance payments to manufacture EV Star Cab & Chassis and these deposits were recorded as deferred revenue until delivery of the vehicles was accepted.  The parties have agreed to not proceed and a total of $6.8 million of deferred revenue will be recognized as revenue in the current quarter ending December 31, 2025.

"The elimination of this deferred revenue reduces the total liabilities of the Company with a corresponding increase in our shareholders equity of $6.8 million strengthening our balance sheet," said Fraser Atkinson, CEO of GreenPower. "The EV Star Cab & Chassis that we manufactured with these payments will be used to produce our all-electric, purpose-built Type A Nano BEAST school bus, which will significantly reduce production lead times for these vehicles. This creates a clear path toward accelerated revenue recognition, margin expansion and improved operating cash flow for GreenPower."

GreenPower's EV Star Cab Chassis and Nano BEAST school bus.

For further information contact:

Fraser Atkinson, CEO

(604) 220-8048

fraser@greenpowermotor.com

Michael Sieffert, CFO

Michael.Sieffert@greenpowermotor.com

Brendan Riley, President

Brendan@greenpowermotor.com

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van and a cab and chassis.  GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. For further information go to www.greenpowermotor.com

Forward-Looking Statements

This news release includes certain forward-looking statements under applicable securities laws that are not historical facts. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "upon", "may", "should", "will", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. The forward-looking statements in this news release include, but are not limited to, the statements that the EV Star Cab Chassis that GreenPower manufactured with these payments will be used to produce GreenPower's all-electric Type A Nano BEAST school bus, which will significantly reduce production lead times for these vehicles and this creates a clear path toward accelerated revenue recognition, margin expansion, and improved operating cash flow for GreenPower. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Such forward-looking statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements including that the Company may not be able to continue to optimize its operations and focus on initiatives that drive sustainable growth, or the Company may not be able to continue to meet all of the requirements to maintain its Nasdaq exchange listing, and those additional risks set out in the Company's public documents filed on SEDAR+ at www.sedarplus.ca and with the United States Securities and Exchange Commission filed on EDGAR at www.sec.gov. A number of important factors including those set forth in other public filings could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. GreenPower disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable securities laws.